Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Ryder System, Inc.:
We consent to the use of our reports dated February 15, 2006 with respect to the consolidated financial statements of Ryder System, Inc. as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, the related consolidated financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, incorporated by reference herein. Our report refers to a change in method of accounting for conditional asset retirement obligations in 2005, and method of accounting for variable interest entities and method of accounting for asset retirement obligations in 2003.

/s/ KPMG LLP

May 11, 2006
Miami, Florida
Certified Public Accountants